UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended		December 31, 2012

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

	Commission file number		1-14201

SEMPRA ENERGY SAVINGS PLAN, SAN DIEGO GAS & ELECTRIC COMPANY
SAVINGS PLAN, SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS
PLAN, MESQUITE POWER LLC SAVINGS PLAN AND MOBILE GAS SERVICE
CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the Plans)

SEMPRA ENERGY

(Name of the issuer of the securities held pursuant to the Plan)

101 Ash Street, San Diego, California 92101

(Address of principal executive office of the issuer)

AUDITED FINANCIAL STATEMENTS

Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan
Mesquite Power LLC Savings Plan
Mobile Gas Service Corporation Employee Savings Plan

SIGNATURES

EXHIBITS

23.0  Consent of Independent Registered Public Accounting Firm

Sempra Energy
Savings Plan

Financial Statements as of December 31, 2012 and 2011, and for the Year Ended December 31, 2012, Supplemental Schedule as of December 31, 2012, and Report of Independent Registered Public Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

NOTE:            Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Sempra Energy Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Sempra Energy Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 28, 2013

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

(Dollars in thousands)

	2012	2011

CASH AND CASH EQUIVALENTS	$13	$68

INVESTMENT —
Investment in Sempra Energy Savings Master Trust, at fair value	207,169	167,672

RECEIVABLES:
Notes receivable from participants	2,310	2,171
Employer contributions	664	830
Dividends	579	452
Participant contributions	210	192

Total receivables	3,763	3,645

NET ASSETS AVAILABLE FOR BENEFITS	$210,945	$171,385

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

(Dollars in thousands)

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$34,212

Contributions:
Employer	2,936
Participant	8,487

Total contributions	11,423

Interest income on notes receivable from participants	90

Total additions	45,725

DEDUCTIONS:
Distributions to participants or their beneficiaries	7,894
Administrative expenses	107

Total deductions	8,001

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	37,724

PLAN TRANSFERS:
Transfers from plans of related entities	4,208
Transfers to plans of related entities	(2,372)

Net plan transfers into plan	1,836

INCREASE IN NET ASSETS	39,560

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	171,385

End of year	$210,945

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.                   PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Pension and Benefits Committee of the Company controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $17,000 for 2012. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2012. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay increasing each May 1st  by 1% up to a maximum of 6%. The default investment vehicle for 2012 is the T. Rowe Price Retirement Active Trust option with the age-appropriate asset allocation of stocks and bonds based on the assumption that the employee will retire at age 65.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period, except for those employed by Copper Mountain Solar 1, LLC (Copper Mountain). For the participants employed by Copper Mountain, this company makes matching contributions to the Plan equal to 100% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. Prior to September 1, 2012, the Company’s matching contributions were invested in Sempra Energy common stock. As of September 1, 2012, the Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election. Prior to May 22, 2012, employer contributions were funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust (ESOP). The ESOP was terminated June 30, 2012.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution for all employees except those employed by Copper Mountain, as determined by the Board of Directors of Sempra Energy. An incentive contribution of 0.67% of eligible compensation for all eligible employees was made for 2012. For employees of Copper Mountain, each year Copper Mountain makes an incentive contribution of not less than 3% and up to 6% of the employee’s eligible pay if incentive guidelines are met. For 2012, Copper Mountain contributed 6%. All incentive contributions were made on March 18, 2013, to eligible employees employed on December 31, 2012. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the year ended December 31, 2012 were $608,877. This amount is reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2012.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink Plus (which replaced TradeLink effective January 1, 2012). The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account within their TradeLink Plus account. Prior to January 1, 2012, the Plan allowed participants to invest a maximum of 50% of the value of their Plan account, excluding Employer matching contributions, within their TradeLink account. The TradeLink Plus accounts, as did the TradeLink accounts, allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Effective July 1, 2012, Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2012 and 2011, the Plan held, through the Master Trust, 988,427 and 959,085 shares of common stock, respectively, of Sempra Energy, the sponsoring employer, and recorded related dividend income of $2,308,277 during the year ended December 31, 2012.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2012 or 2011.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Effective January 1, 2012, each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

Adoption of New Accounting Pronouncements — The accounting standard described below that was adopted in 2012 affected certain note disclosures.

Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs) (ASU No. 2011-04): ASU No. 2011-04 amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, and provides changes in the wording used to describe the requirements for measuring fair value and disclosing information about fair value measurement. ASU No. 2011-04 results in common fair value measurement and disclosure requirements under both GAAP and IFRSs. ASU No. 2011-04 expands fair value measurement disclosures for Level 3 instruments to require quantitative information about the unobservable inputs, a description of the valuation process and a qualitative discussion about the sensitivity of the fair value measurements. ASU No. 2011-04 was effective for the Plan in 2012, and its adoption did not have a material effect on the Plan’s financial statements or disclosures.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued (see Note 10).

3.                    TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated September 11, 2012, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In 2011, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of administrative errors involving certain Plan participants’ loans. T. Rowe Price has disclosed these administrative errors to the IRS through a group Voluntary Compliance Program (VCP) submission under the IRS’ Employee Plans Compliance Resolution System correction program and is waiting to receive IRS approval regarding the proposed correction. The Company has reviewed these matters and elected to participate in the group filing.  The Company also elected to immediately make the necessary corrections to affected participant loans and does not expect the matter to affect the Plan’s tax status. This  item had no material impact on the Plan’s net assets available for benefits.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of both December 31, 2012 and 2011, interest rates on loans ranged from 4.25% to 10.5%, and as of December 31, 2012, the loans had maturity dates through October 2027. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the statements of net assets available for benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2012 and 2011, the Plan’s interest in the investments of the Master Trust was approximately 8%.

The investments of the Master Trust at December 31, 2012 and 2011, are summarized as follows:

	2012	2011

At fair value:
Sempra Energy common stock	$1,099,421	$882,798
Money market fund	-	65,994
Mutual funds:
Domestic stock funds	252,322	496,859
Balanced funds	-	386,446
Bond funds	138,534	121,217
Other	23,681	12,563
At estimated fair value:
Stable value fund	156,674	128,559
Common/collective trusts	939,201	71,740

Master Trust investments	$2,609,833	$2,166,176

Plan’s interest in the Master Trust	$207,169	$167,672

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2012, are as follows:

Net appreciation of investments at fair value:
Sempra Energy common stock	$254,534
Mutual funds:
Domestic stock funds	38,666
Balanced funds	8,308
Bond funds	1,904
Other	1,280
Net appreciation (depreciation) of investments at estimated fair value:
Stable value fund	(45)
Common collective trusts	108,535

Net appreciation of investments	$413,182

Dividend income	$48,282

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2012 and 2011:

	2012		2011

Sempra Energy Common Stock ***	$ 70,119		$ 52,750
Vanguard Institutional Index Fund	22,600		18,775
T. Rowe Price U.S. Small-Cap Core Equity Trust ***	16,621		-	**
T. Rowe Price Personal Strategy Balanced Fund ***	-	*	17,662
T. Rowe Price Small-Cap Stock Fund ***	-	*	14,248
T. Rowe Price Stable Value Fund B ***	-	*	9,084

*                              This investment does not represent 5% or more of the Plan’s assets at December 31, 2012, but is shown for comparative purposes.

**                      This investment does not represent 5% or more of the Plan’s assets at December 31, 2011, but is shown for comparative purposes.

***              Parties-in-interest.

6.                    NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

Prior to September 1, 2012, the Company’s nonelective matching contributions to the Plan were invested solely in Sempra Energy common stock. These contributions were classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. Effective September 1, 2012, the investment of nonelective matching contributions follows participant direction.  The investment of Employer discretionary incentive contributions also follows participant direction. Information about the Sempra Energy common stock investments held by the Plan through the Master Trust, and the significant components of the changes therein, are as follows as of and for the eight-month period ended August 31, 2012:

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2011	$32,557

Changes in assets:
Net appreciation	6,768
Contributions	1,837
Dividend income	704
Transfers from plans of related entities	116
Distributions to participants or their beneficiaries	(1,273)
Net loan activity	(3)
Transfers to participant directed investments	(836)

Total change in assets	7,313

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of August 31, 2012	$39,870

7.                   FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2012 and 2011, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2012
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,099,421	$-	$-	$1,099,421

Mutual funds:
Domestic stock funds	252,322	-	-	252,322
Bond funds	138,534	-	-	138,534
Other	23,681	-	-	23,681

Total mutual funds	414,537	-	-	414,537

Stable value fund	-	156,674	-	156,674

Common/collective trusts:
Retirement active	-	498,483	-	498,483
Domestic small-cap core equity	-	170,222	-	170,222
International equity commingled pool	-	85,591	-	85,591
Domestic treasury money market	-	65,192	-	65,192
Equity income	-	60,738	-	60,738
Growth stock	-	58,975	-	58,975

Total common/collective trusts	-	939,201	-	939,201

Total investments at fair value	$1,513,958	$1,095,875	$-	$2,609,833

	Master Trust Fair Value Measurements
	at December 31, 2011
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$882,798	$-	$-	$882,798

Money market fund	65,994	-	-	65,994

Mutual funds:
Domestic stock funds	496,859	-	-	496,859
Balanced funds	386,446	-	-	386,446
Bond funds	121,217	-	-	121,217
Other	12,563	-	-	12,563

Total mutual funds	1,017,085	-	-	1,017,085

Stable value fund	-	128,559	-	128,559

Common/collective trust —
International equity commingled pool	-	71,740	-	71,740

Total investments at fair value	$1,965,877	$200,299	$-	$2,166,176

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Money Market and Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable Value Fund — The fair values of participation units in the stable value fund, which is a collective trust, are based upon the net asset values (NAV) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 8).

Common Collective Trusts — The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 9).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay Plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

The average yields of the Fund for the years ended December 31, were as follows:

	2012	2011

Based on annualized earnings (1)	2.36%	2.69%
Based on interest rate credited to participants (2)	2.45%	2.97%

(1)      Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)      Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

9.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments with a reported NAV held by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2012
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$156,674	$9,966	$-	Daily	(1)	(1)
Pyramis Select
International Equity
Commingled Pool
Fund (2)	85,591	8,206	-	Daily	(2)	None
T. Rowe Price Retirement
Active Trusts (3)	498,483	51,337	-	Daily	None	None
T. Rowe Price U.S. Small-Cap
Core Equity Trust (4)	170,222	16,621	-	Daily	None	None
T. Rowe Price U.S. Treasury
Money Market Trust (5)	65,192	7,030	-	Daily	None	None
T. Rowe Price Equity
Income Trust (6)	60,738	4,154	-	Daily	None	None
T. Rowe Price Growth
Stock Trust (7)	58,975	5,968	-	Daily	None	None

Total	$1,095,875	$103,282	$-

	At December 31, 2011
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$128,559	$9,084	$-	Daily	(1)	(1)
Pyramis Select International
Equity Commingled Pool
Fund (2)	71,740	6,924	-	Daily	(2)	None

Total	$200,299	$16,008	$-

(1)          The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)          The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

(3)          The trusts’ strategies seek increasingly conservative investment over time through investment in a diversified portfolio of underlying trusts that represent various asset classes and sectors, with approximately 40% of its assets invested in equity-based underlying trusts and approximately 60% invested in fixed income-based underlying trusts.

(4)          The trust strategies seek to provide long-term capital growth by investing primarily in the stocks of small companies.

(5)          The trust strategies seek to maximize safety of capital; liquidity; and, consistent with these objectives, the highest available current income by investing in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

(6)          The trust strategies seek to provide dividend income and long-term growth of capital through investments in the common stocks of established companies.

(7)          The trust strategies seek to provide long-term capital growth and, secondarily, increase dividend income by investing primarily in common stocks of a diversified group of growth companies.

10.            SUBSEQUENT EVENTS

On May 31, 2012, the Mesquite Power LLC Savings Plan (Mesquite Savings Plan) that was sponsored by Mesquite Power LLC, a wholly-owned subsidiary of the Company, was merged into the Plan, and as a result, on June 3, 2013, the total fair value of the participants’ account balances in the Mesquite Savings plan of $2,412,357 was transferred into the Plan.

******

SUPPLEMENTAL SCHEDULE

SEMPRA ENERGY SAVINGS PLAN

Employer ID No: 33-0732627

Plan Number:  002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 10.50%; maturities from February 2013 through October 2027	**	$2,310,007

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

San Diego Gas & Electric
Company Savings Plan

Financial Statements as of December 31, 2012 and 2011, and for the Year Ended December 31, 2012, Supplemental Schedule as of December 31, 2012, and Report of Independent Registered Public Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTE:  Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
San Diego Gas & Electric Company Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of the San Diego Gas & Electric Company Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 28, 2013

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

(Dollars in thousands)

	2012	2011

CASH AND CASH EQUIVALENTS	$118	$233

INVESTMENT — Investment in Sempra Energy Savings Master Trust, at fair value	1,091,216	908,386

RECEIVABLES:
Notes receivable from participants	28,085	26,035
Dividends	3,556	2,954
Employer contributions	2,955	4,410
Participant contributions	1,782	1,767

Total receivables	36,378	35,166

NET ASSETS AVAILABLE FOR BENEFITS	$1,127,712	$943,785

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

(Dollars in thousands)

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$194,751

Contributions:
Employer	14,186
Participant	47,813

Total contributions	61,999

Interest income on notes receivable from participants	1,157

Total additions	257,907

DEDUCTIONS:
Distributions to participants or their beneficiaries	70,192
Administrative expenses	487

Total deductions	70,679

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	187,228

PLAN TRANSFERS:
Transfers from plans of related entities	3,106
Transfers to plans of related entities	(6,407)

Net plan transfers out of plan	(3,301)

INCREASE IN NET ASSETS	183,927

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	943,785

End of year	$1,127,712

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.                   PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the San Diego Gas & Electric Company Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in the common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $17,000 for 2012. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2012. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay increasing each May 1st by 1% up to a maximum of 6%. The default investment vehicle for these deferrals for 2012 is the T. Rowe Price Retirement Active Trust option with the age-appropriate asset allocation of stocks and bonds based on the assumption that the employee will retire at age 65.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to 6% of eligible pay, each pay period. Prior to September 1, 2012, the Company’s matching contributions were invested in Sempra Energy common stock. As of September 1, 2012, the Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election. Prior to May 22, 2012, employer contributions were funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust (ESOP). The ESOP was terminated June 30, 2012.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution as determined by the Board of Directors of Sempra Energy. An incentive contribution of 0.67% of eligible compensation was made for 2012 for all eligible employees. Incentive contributions were made on March 18, 2013, to eligible employees employed on December 31, 2012. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. The total discretionary incentive contribution for the year ended December 31, 2012 were $2,586,624. This amount is reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2012.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink Plus. Participants may invest a maximum of 50% of the entire value of their Plan account in the TradeLink Plus account. Prior to January 1, 2012, participants could invest a maximum of 10% of the value of their Plan account, excluding Employer matching contributions, within the Tradelink Plus account. TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Effective July 1, 2012, plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2012 and 2011, the Plan held, through the Master Trust, 6,348,893 shares and 6,632,961 shares of common stock of Sempra Energy, the parent company of the sponsoring employer, and recorded related dividend income of $14,531,168 during the year ended December 31, 2012.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 and $21,000 at December 31, 2012 and 2011, respectively.

Administrative Expense — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Effective January 1, 2012, each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

Adoption of New Accounting Pronouncements — The accounting standard described below that was adopted in 2012 affected certain note disclosures.

Accounting Standards Update (ASU) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs)” (ASU No. 2011-04): ASU No. 2011-04 amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, and provides changes in the wording used to describe the requirements for measuring fair value and disclosing information about fair value measurement. ASU No. 2011-04 results in common fair value measurement and disclosure requirements under both GAAP and IFRSs. ASU No. 2011-04 expands fair value measurement disclosures for Level 3 instruments to require quantitative information about the unobservable inputs, a description of the valuation process and a qualitative discussion about the sensitivity of the fair value measurements. ASU No. 2011-04 was effective for the Plan in 2012, and its adoption did not have a material effect on the Plan’s financial statements or disclosures.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued, and no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                    TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended and restated since receiving the determination letter, and the Company timely filed, pursuant to IRS Revenue Procedure 2005-66, for an updated determination letter on January 31, 2011. The application is still pending with the IRS.

In 2011, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of administrative errors involving certain Plan participants’ loans. T. Rowe Price has disclosed these administrative errors to the IRS through a group Voluntary Compliance Program (VCP) submission under the IRS’ Employee Plans Compliance Resolution System correction program and is waiting to receive IRS approval regarding the proposed correction. The Company has reviewed these matters and elected to participate in the group filing. The Company also elected to immediately make the necessary corrections to affected participant loans and does not expect the matter to affect the Plan’s tax status. This item had no material impact on the Plan’s net assets available for benefits. Based on the submission of the updated request for a Letter of Determination from the IRS and the VCP filing, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of both December 31, 2012 and 2011, interest rates on loans ranged from 4.25% to 10.50%, and as of December 31, 2012, the loans had maturity dates through December 2027. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the statements of net assets available for benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2012 and 2011, the Plan’s interest in the investments of the Master Trust was approximately 42%.

The investments of the Master Trust at December 31, 2012 and 2011, are summarized as follows:

	2012	2011
At fair value:
Sempra Energy common stock	$1,099,421	$882,798
Money market fund	-	65,994
Mutual funds:
Domestic stock funds	252,322	496,859
Balanced funds	-	386,446
Bond funds	138,534	121,217
Other	23,681	12,563
At estimated fair value:
Stable value fund	156,674	128,559
Common/collective trusts	939,201	71,740

Master Trust investments	$2,609,833	$2,166,176

Plan’s interest in the Master Trust	$1,091,216	$908,386

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2012, are as follows:

Net appreciation of investments at fair value:
Sempra Energy common stock	$254,534
Mutual funds:
Domestic stock funds	38,666
Balanced funds	8,308
Bond funds	1,904
Other	1,280
Net appreciation (depreciation) of investments at estimated fair value:
Stable value fund	(45)
Common collective trusts	108,535

Net appreciation of investments	$413,182

Dividend income	$48,282

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2012 and 2011:

	2012		2011

Sempra Energy Common Stock ***	$ 450,390		$ 364,813
Vanguard Institutional Index Fund	109,913		98,215
T. Rowe Price U.S. Small-Cap Core Equity Trust ***	86,835		-	**
T. Rowe Price Small-Cap Stock Fund ***	-	*	77,101
T. Rowe Price Personal Strategy Balanced Fund ***	-	*	72,035

*	This investment does not represent 5% or more of the Plan’s assets at December 31, 2012, but is shown for comparative purposes.

**	This investment does not represent 5% or more of the Plan’s assets at December 31, 2011, but is shown for comparative purposes.

***	Parties-in-interest.

6.                    NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

Prior to September 1, 2012, the Company’s nonelective matching contributions to the Plan were invested solely in Sempra Energy common stock. These contributions were classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. Effective September 1, 2012, the investment of nonelective matching contributions follows participant direction. The investment of Employer discretionary incentive contributions also follows participant direction. Information about the Sempra Energy common stock investments held by the Plan through the Master Trust, and the significant components of the changes therein, are as follows as of and for the eight-month period ended August 31, 2012:

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2011	$190,210

Changes in assets:
Contributions	8,528
Net appreciation	38,425
Dividend income	3,866
Transfers to participant directed investments	(8,785)
Distributions to participants or their beneficiaries	(7,929)
Net loan activity	126
Transfers to plans of related entities	(435)

Total change in assets	33,796

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of August 31, 2012	$224,006

7.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2012 and 2011, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2012
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,099,421	$-	$-	$1,099,421

Mutual funds:
Domestic stock funds	252,322	-	-	252,322
Bond funds	138,534	-	-	138,534
Other	23,681	-	-	23,681

Total mutual funds	414,537	-	-	414,537

Stable value fund	-	156,674	-	156,674

Common/collective trusts:
Retirement active	-	498,483	-	498,483
Domestic small-cap core equity	-	170,222	-	170,222
International equity commingled pool	-	85,591	-	85,591
Domestic treasury money market	-	65,192	-	65,192
Equity income	-	60,738	-	60,738
Growth stock	-	58,975	-	58,975

Total common/collective trusts	-	939,201	-	939,201

Total investments at fair value	$1,513,958	$1,095,875	$-	$2,609,833

	Master Trust Fair Value Measurements
	at December 31, 2011
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$882,798	$-	$-	$882,798

Money market fund	65,994	-	-	65,994

Mutual funds:
Domestic stock funds	496,859	-	-	496,859
Balanced funds	386,446	-	-	386,446
Bond funds	121,217	-	-	121,217
Other	12,563	-	-	12,563

Total mutual funds	1,017,085	-	-	1,017,085

Stable value fund	-	128,559	-	128,559

Common/collective trust — international equity commingled pool	-	71,740	-	71,740

Total investments at fair value	$1,965,877	$200,299	$-	$2,166,176

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Money Market and Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable Value Fund — The fair values of participation units in the stable value fund, which is a collective trust, are based upon the net asset values (NAV) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 8).

Common Collective Trusts — The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 9).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

The average yields of the Fund for the years ended December 31, were as follows:

	2012	2011

Based on annualized earnings (1)	2.36%	2.69%
Based on interest rate credited to participants (2)	2.45%	2.97%

(1)      Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)      Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

9.                   NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments with a reported NAV held by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2012
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$156,674	$47,991	$-	Daily	(1)	(1)
Pyramis Select
International Equity
Commingled Pool
Fund (2)	85,591	40,500	-	Daily	(2)	None
T. Rowe Price Retirement
Active Trusts (3)	498,483	201,238	-	Daily	None	None
T. Rowe Price U.S. Small-Cap
Core Equity Trust (4)	170,222	86,835	-	Daily	None	None
T. Rowe Price U.S. Treasury
Money Market Trust (5)	65,192	28,448	-	Daily	None	None
T. Rowe Price Equity
Income Trust (6)	60,738	25,624	-	Daily	None	None
T. Rowe Price Growth
Stock Trust (7)	58,975	26,600	-	Daily	None	None

Total	$1,095,875	$457,236	$-

	At December 31, 2011
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value
Fund (1)	$128,559	$37,404	$-	Daily	(1)	(1)
Pyramis Select International
Equity Commingled Pool
Fund (2)	71,740	34,019	-	Daily	(2)	None

Total	$200,299	$71,423	$-

(1)          The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)          The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

(3)          The trusts’ strategies seek increasingly conservative investment over time through investment in a diversified portfolio of underlying trusts that represent various asset classes and sectors, with approximately 40% of its assets invested in equity-based underlying trusts and approximately 60% invested in fixed income-based underlying trusts.

(4)          The trust strategies seek to provide long-term capital growth by investing primarily in the stocks of small companies.

(5)          The trust strategies seek to maximize safety of capital; liquidity; and, consistent with these objectives, the highest available current income by investing in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

(6)          The trust strategies seek to provide dividend income and long-term growth of capital through investments in the common stocks of established companies.

(7)          The trust strategies seek to provide long-term capital growth and, secondarily, increase dividend income by investing primarily in common stocks of a diversified group of growth companies.

* * * * * *

SUPPLEMENTAL SCHEDULE

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

Employer ID No: 95-1184800

Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

	(b)	(c)
	Identity of Issuer,	Description of Investment Including		(e)
	Borrower, Lessor, or	Maturity Date, Rate of Interest, and	(d)	Current
(a)	Similar Party	Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 10.50%; maturities from January 2013 through December 2027	**	$28,084,921

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

Southern California Gas

Company Retirement

Savings Plan

Financial Statements as of December 31, 2012 and 2011, and for the Year Ended December 31, 2012, Supplemental Schedule as of December 31, 2012, and Report of Independent Registered Public Accounting Firm

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTE: Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Southern California Gas Company Retirement Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 28, 2013

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

(Dollars in thousands)

	2012	2011

CASH AND CASH EQUIVALENTS	$186	$1,039

INVESTMENT — Investment in Sempra Energy Savings Master Trust, at fair value	1,284,985	1,067,124

RECEIVABLES:
Notes receivable from participants	36,797	36,106
Dividends	4,346	3,597
Participant contributions	2,157	2,008
Employer contributions	1,966	2,298

Total receivables	45,266	44,009

NET ASSETS AVAILABLE FOR BENEFITS	$1,330,437	$1,112,172

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

(Dollars in thousands)

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$229,327

Contributions:
Employer	14,418
Participant	46,457

Total contributions	60,875

Interest income on notes receivable from participants	1,567

Total additions	291,769

DEDUCTIONS:
Distributions to participants or their beneficiaries	74,260
Administrative expenses	693

Total deductions	74,953

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	216,816

PLAN TRANSFERS:
Transfers from plans of related entities	3,487
Transfers to plans of related entities	(2,038)

Net plan transfers into plan	1,449

INCREASE IN NET ASSETS	218,265

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,112,172

End of year	$1,330,437

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Southern California Gas Company Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in the common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $17,000 for 2012. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2012. The Plan allows for automatic enrollment of newly hired nonrepresented employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay, which automatically increases each May 1st by 1% up to a maximum of 6%. The default investment vehicle for these deferrals in 2012 is the T. Rowe Price Retirement Active Trust option with the age-appropriate asset allocation of stocks and bonds based on the assumption that the employee will retire at age 65.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. Prior to October 1, 2012, the Company’s matching contributions were invested in Sempra Energy common stock. As of October 1, 2012, the Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election. Prior to May 22, 2012, employer contributions were funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust (ESOP). The ESOP was terminated June 30, 2012.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution as determined by the Board of Directors of Sempra Energy for nonrepresented employees. An incentive contribution of 0.67% of eligible compensation was made for 2012 on March 18, 2013, to all eligible nonrepresented employees employed on December 31, 2012.

The contribution was made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. The total discretionary incentive contribution for the year ended December 31, 2012 was $1,504,255. This amount is reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2012.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink Plus (which replaced TradeLink effective January 1, 2012). The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account within their TradeLink Plus account. Prior to January 1, 2012, the Plan allowed participants to invest a maximum of 50% of the value of their Plan account, excluding Employer matching contributions, within their TradeLink account. The TradeLink Plus accounts, as did the TradeLink accounts, allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Effective July 1, 2012, Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds  managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2012 and 2011, the Plan held, through the Master Trust, 8,104,698 and 8,407,336 shares of common stock of Sempra Energy, the parent company of the sponsoring employer, and recorded related dividend income of $17,665,668 during the year ended December 31, 2012.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 and $14,000 at December 31, 2012 and 2011, respectively.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Effective January 1, 2012, each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

Adoption of New Accounting Pronouncements — The accounting standard described below that was adopted in 2012 affected certain note disclosures.

Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs) (ASU No. 2011-04): ASU No. 2011-04 amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, and provides changes in the wording used to describe the requirements for measuring fair value and disclosing information about fair value measurement. ASU No. 2011-04 results in common fair value measurement and disclosure requirements under both GAAP and IFRSs. ASU No. 2011-04 expands fair value measurement disclosures for Level 3 instruments to require quantitative information about the unobservable inputs, a description of the valuation process and a qualitative discussion about the sensitivity of the fair value measurements. ASU No. 2011-04 was effective for the Plan in 2012, and its adoption did not have a material effect on the Plan’s financial statements or disclosures.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued, and no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                    TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended and restated since receiving the determination letter, and the Company timely filed, pursuant to IRS Revenue Procedure 2005-66, for an updated determination letter on January 31, 2011. The application is still pending with the IRS. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In 2011, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of administrative errors involving certain Plan participants’ loans. T. Rowe Price has disclosed these administrative errors to the IRS through a group Voluntary Compliance Program (VCP) submission under the IRS’ Employee Plans Compliance Resolution System correction program and is waiting to receive IRS approval regarding the proposed correction. The Company has reviewed these matters and elected to participate in the group filing. The Company also elected to immediately make the necessary corrections to affected participant loans and does not expect the matter to affect the Plan’s tax status. This item had no material impact on the Plan’s net assets available for benefits.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of December 31, 2012 and 2011, interest rates on loans ranged from 4.25% to 9.5% and 4.25% to 10%, respectively, and as of December 31, 2012, the loans had maturity dates through December 2027. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the statements of net assets available for benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2012 and 2011, the Plan’s interest in the investments of the Master Trust was approximately 49%.

The investments of the Master Trust at December 31, 2012 and 2011, are summarized as follows:

	2012	2011

At fair value:
Sempra Energy common stock	$1,099,421	$882,798
Money market fund	-	65,994
Mutual funds:
Domestic stock funds	252,322	496,859
Balanced funds	-	386,446
Bond funds	138,534	121,217
Other	23,681	12,563
At estimated fair value:
Stable value fund	156,674	128,559
Common/collective trusts	939,201	71,740

Master Trust investments	$2,609,833	$2,166,176

Plan’s interest in the Master Trust	$1,284,985	$1,067,124

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2012, are as follows:

Net appreciation of investments at fair value:
Sempra Energy common stock	$254,534
Mutual funds:
Domestic stock funds	38,666
Balanced funds	8,308
Bond funds	1,904
Other	1,280
Net apprecation (depreciation) of investments at estimated fair value:
Stable value fund	(45)
Common collective trusts	108,535

Net appreciation of investments	$413,182

Dividend income	$48,282

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2012 and 2011:

	2012		2011

Sempra Energy Common Stock ***	$ 574,947		$ 462,403
Vanguard Institutional Index Fund	119,493		102,118
T. Rowe Price Stable Value Fund N ***	96,568		-	**
T. Rowe Price Personal Strategy Balanced Fund ***	-	*	92,407
T. Rowe Price Stable Value Fund B ***	-	*	80,202
T. Rowe Price Small-Cap Stock Fund ***	-	*	58,898

*                     This investment does not represent 5% or more of the Plan’s assets at December 31, 2012, but is shown for comparative purposes.

**             This investment does not represent 5% or more of the Plan’s assets at December 31, 2011, but is shown for comparative purposes.

***     Parties-in-interest.

6.                    NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

Prior to September 1, 2012, the Company’s nonelective matching contributions to the Plan were invested solely in Sempra Energy common stock. These contributions were classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. Effective September 1, 2012, the investment of nonelective matching contributions follows participant direction. The investment of Employer discretionary incentive contributions also follows participant direction. Information about the Sempra Energy common stock investments held by the Plan through the Master Trust, and the significant components of the changes therein, are as follows as of and for the eight-month period ended August 31, 2012:

Nonparticipant directed investments — Sempra Energy common stock in the Master Trust as of December 31, 2011	$234,292

Changes in assets:
Contributions	9,181
Net appreciation	47,661
Dividend income	4,606
Transfers from plans of related entities	314
Distributions to participants or their beneficiaries	(8,271)
Net loan activity	151
Transfers to participant directed investments	(9,460)

Total change in assets	44,182

Nonparticipant directed investments — Sempra Energy common stock in the Master Trust as of August 31, 2012	$278,474

7.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2012 and 2011, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2012
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,099,421	$-	$-	$1,099,421

Mutual funds:
Domestic stock funds	252,322	-	-	252,322
Bond funds	138,534	-	-	138,534
Other	23,681	-	-	23,681

Total mutual funds	414,537	-	-	414,537

Stable value fund	-	156,674	-	156,674

Common/collective trusts:
Retirement active	-	498,483	-	498,483
Domestic small-cap core equity	-	170,222	-	170,222
International equity commingled pool	-	85,591	-	85,591
Domestic treasury money market	-	65,192	-	65,192
Equity income	-	60,738	-	60,738
Growth stock	-	58,975	-	58,975

Total common/collective trusts	-	939,201	-	939,201

Total investments at fair value	$1,513,958	$1,095,875	$-	$2,609,833

	Master Trust Fair Value Measurements
	at December 31, 2011
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$882,798	$-	$-	$882,798

Money market fund	65,994	-	-	65,994

Mutual funds:
Domestic stock funds	496,859	-	-	496,859
Balanced funds	386,446	-	-	386,446
Bond funds	121,217	-	-	121,217
Other	12,563	-	-	12,563

Total mutual funds	1,017,085	-	-	1,017,085

Stable value fund	-	128,559	-	128,559

Common/collective trust — International equity commingled pool	-	71,740	-	71,740

Total investments at fair value	$1,965,877	$200,299	$-	$2,166,176

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Money Market and Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable Value Fund — The fair values of participation units in the stable value fund, which is a collective trust, are based upon the net asset values (NAV) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 8).

Common Collective Trusts — The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 9).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

The average yields of the Fund for the years ended December 31, were as follows:

	2012	2011

Based on annualized earnings (1)	2.36%	2.69%
Based on interest rate credited to participants (2)	2.45%	2.97%

(1)      Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)      Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

9.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments with a reported NAV held by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2012
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$156,674	$96,568	$-	Daily	(1)	(1)
Pyramis Select
International Equity
Commingled Pool
Fund (2)	85,591	36,567	-	Daily	(2)	None
T. Rowe Price Retirement
Active Trusts (3)	498,483	233,414	-	Daily	None	None
T. Rowe Price U.S. Small-Cap
Core Equity Trust (4)	170,222	66,137	-	Daily	None	None
T. Rowe Price U.S. Treasury
Money Market Trust (5)	65,192	25,489	-	Daily	None	None
T. Rowe Price Equity
Income Trust (6)	60,738	30,362	-	Daily	None	None
T. Rowe Price Growth
Stock Trust (7)	58,975	25,700	-	Daily	None	None

Total	$1,095,875	$514,237	$-

	At December 31, 2011
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$128,559	$80,202	$-	Daily	(1)	(1)
Pyramis Select
International Equity
Commingled Pool
Fund (2)	71,740	30,545	-	Daily	(2)	None

Total	$200,299	$110,747	$-

(1)          The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)          The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

(3)          The trusts’ strategies seek increasingly conservative investment over time through investment in a diversified portfolio of underlying trusts that represent various asset classes and sectors, with approximately 40% of its assets invested in equity-based underlying trusts and approximately 60% invested in fixed income-based underlying trusts.

(4)          The trust strategies seek to provide long-term capital growth by investing primarily in the stocks of small companies.

(5)          The trust strategies seek to maximize safety of capital; liquidity; and, consistent with these objectives, the highest available current income by investing in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

(6)          The trust strategies seek to provide dividend income and long-term growth of capital through investments in the common stocks of established companies.

(7)          The trust strategies seek to provide long-term capital growth and, secondarily, increase dividend income by investing primarily in common stocks of a diversified group of growth companies.

* * * * * *

SUPPLEMENTAL SCHEDULE

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

Employer ID No: 95-1240705

Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.50%; maturities from January 2013 through December 2027	**	$36,796,969

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

Mesquite Power LLC
Savings Plan

Financial Statements as of December 31, 2012 and 2011, and for the Year Ended December 31, 2012, Supplemental Schedule as of December 31, 2012, and Report of Independent Registered Public Accounting Firm

MESQUITE POWER LLC SAVINGS PLAN

NOTE:  Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Mesquite Power LLC Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Mesquite Power LLC Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 28, 2013

MESQUITE POWER LLC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

INVESTMENT —
Investment in Sempra Energy Savings Master Trust, at fair value	$ 4,446,721	$ 3,457,337

RECEIVABLES:
Notes receivable from participants	233,419	220,016
Employer contributions	228,520	178,385
Participant contributions	11,290	10,899
Dividends	10,850	8,776

Total receivables	484,079	418,076

NET ASSETS AVAILABLE FOR BENEFITS	$ 4,930,800	$ 3,875,413

See notes to financial statements.

MESQUITE POWER LLC SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$674,562

Contributions:
Employer	412,520
Participant	334,029

Total contributions	746,549

Interest income on notes receivable from participants	9,434

Total additions	1,430,545

DEDUCTIONS:
Distributions to participants or their beneficiaries	371,557
Administrative expenses	3,601

Total deductions	375,158

INCREASE IN NET ASSETS	1,055,387

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,875,413

End of year	$4,930,800

See notes to financial statements.

MESQUITE POWER LLC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mesquite Power LLC Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Mesquite Power LLC (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in the common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis. The Internal Revenue Code (IRC) limited total individual pretax contributions to $17,000 for 2012. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2012. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay increasing each May 1st by 1% up to a maximum of 6%. The default investment vehicle for these deferrals in 2012 is the T. Rowe Price Retirement Active Trust option with the age-appropriate asset allocation of stocks and bonds based on the assumption that the employee will retire at age 65.

Employer Nonelective Matching Contributions — The Company makes contributions to the Plan of 100% of the participant’s contributions up to 6% of eligible pay, each pay period. Prior to September 1, 2012, the Company’s matching contributions were invested in Sempra Energy common stock. As of September 1, 2012, the Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company makes an incentive contribution of not less than 3% and up to 6% of the employee’s eligible pay. The incentive contribution of 6% was made for 2012 on March 18, 2013, to all eligible employees employed on December 31, 2012. The contribution was made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. The total discretionary incentive contribution for the year ended December 31, 2012, was $222,179. This amount is reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2012.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group. Effective January 1, 2012, TradeLink Plus brokerage account is available as an investment option. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account within their TradeLink Plus account. TradeLink Plus accounts allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Effective July 1, 2012, Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2012 and 2011, the Plan held, through the Master Trust, 18,082 and 18,409 shares, respectively, of common stock of Sempra Energy, the parent company of the sponsoring employer, and recorded related dividend income of $47,323 during the year ended December 31, 2012.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2012 or 2011.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Effective January 1, 2012, each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

Adoption of New Accounting Pronouncements — The accounting standard described below that was adopted in 2012 affected certain note disclosures.

Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs) (ASU No. 2011-04): ASU No. 2011-04 amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, and provides changes in the wording used to describe the requirements for measuring fair value and disclosing information about fair value measurement. ASU No. 2011-04 results in common fair value measurement and disclosure requirements under both GAAP and IFRSs. ASU No. 2011-04 expands fair value measurement disclosures for Level 3 instruments to require quantitative information about the unobservable inputs, a description of the valuation process and a qualitative discussion about the sensitivity of the fair value measurements. ASU No. 2011-04 was effective for the Plan in 2012, and its adoption did not have a material effect on the Plan’s financial statements or disclosures.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued (see Note 10).

3.                    TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 5, 2006, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended and restated since receiving this determination, and the Company timely filed, pursuant to IRS Revenue Procedure 2005-66, for an updated determination letter on January 31, 2012. The application is still pending with the IRS. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Company received a Letter of Compliance from the IRS on August 23, 2012 with respect to its Voluntary Compliance Program (VCP) submission under the IRS’ Employee Plan Compliance Resolution System (EPCRS) correction program. The filing was made due to the fact that required amendments in 2003 and 2004 were not timely adopted. Also, the Company was notified by T. Rowe Price in 2011, in its capacity as recordkeeper, of administrative errors involving certain Plan participants’ loans. T. Rowe Price has disclosed these administrative errors to the IRS through a group VCP submission under the IRS’ EPCRS correction program. The Company has reviewed these matters and elected to participate in the group filing. The Company also elected to immediately make the necessary corrections to affected participant loans and does not expect the matter to affect the Plan’s tax status. There was no material impact on the Plan’s net assets available for benefits due to these administrative errors. The Company and T. Rowe are waiting to receive IRS approval regarding the group VCP filing.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have one loan outstanding. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of December 31, 2012 and 2011, interest rates on loans were 4.25% and ranged from 4.25% to 9.25%, respectively, and, as of December 31, 2012, the loans had maturity dates through January 2025. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the statements of net assets available for benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2012 and 2011, the Plan had less than a 1% interest in the investments of the Master Trust.

The investments of the Master Trust at December 31, 2012 and 2011, are summarized as follows:

	2012	2011

At fair value:
Sempra Energy common stock	$ 1,099,421	$ 882,798
Money market fund	-	65,994
Mutual funds:
Domestic stock funds	252,322	496,859
Balanced funds	-	386,446
Bond funds	138,534	121,217
Other	23,681	12,563
At estimated fair value:
Stable value fund	156,674	128,559
Common/collective trusts	939,201	71,740

Master Trust investments	$ 2,609,833	$ 2,166,176

Plan’s interest in the Master Trust	$ 4,447	$ 3,457

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2012, are as follows:

Net appreciation of investments at fair value:
Sempra Energy common stock	$254,534
Mutual funds:
Domestic stock funds	38,666
Balanced funds	8,308
Bond funds	1,904
Other	1,280
Net appreciation (depreciation) of investments at estimated fair value:
Stable value fund	(45)
Common collective trusts	108,535

Net appreciation of investments	$413,182

Dividend income	$48,282

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2012 and 2011:

	2012		2011

Sempra Energy Common Stock ***	$ 1,283		$ 1,012
T. Rowe Price Stable Value Fund N ***	711		-	**
T. Rowe Price Stable Value Fund B ***	-	*	673
Retirement 2030 Active Trust ***	547		-	**
Retirement 2035 Active Trust ***	397		-	**
Retirement 2040 Active Trust ***	333		-	**
Retirement 2025 Active Trust ***	258		-	**
Retirement 2040 Fund ***	-	*	217
Retirement 2030 Fund ***	-	*	215

*	This investment does not represent 5% or more of the Plan’s assets at December 31, 2012, but is shown for comparative purposes.
**	This investment does not represent 5% or more of the Plan’s assets at December 31, 2011, but is shown for comparative purposes.
***	Parties-in-interest.

6.                    NONPARTICIPANT DIRECTED INVESTMENTS

Prior to September 1, 2012, the Company’s nonelective matching contributions to the Plan were invested solely in Sempra Energy common stock. These contributions were classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. Effective September 1, 2012, the investment of nonelective matching contributions follows participant direction. The investment of Employer discretionary incentive contributions also follows participant direction. Information about the Sempra Energy common stock investments held by the Plan through the Master Trust, and the significant components of the changes therein, are as follows as of and for the eight-month period ended August 31, 2012:

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2011	$813,266

Changes in assets:
Contributions	127,229
Net appreciation	173,821
Dividend income	19,301
Distributions to participants or their beneficiaries	(49,847)
Net loan activity	(4,673)

Total change in assets	265,831

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of August 31, 2012	$1,079,097

7.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2012 and 2011, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2012
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,099,421	$-	$-	$1,099,421

Mutual funds:
Domestic stock funds	252,322	-	-	252,322
Bond funds	138,534	-	-	138,534
Other	23,681	-	-	23,681

Total mutual funds	414,537	-	-	414,537

Stable value fund	-	156,674	-	156,674

Common/collective trusts:
Retirement active	-	498,483	-	498,483
Domestic small-cap core equity	-	170,222	-	170,222
International equity commingled pool	-	85,591	-	85,591
Domestic treasury money market	-	65,192	-	65,192
Equity income	-	60,738	-	60,738
Growth stock	-	58,975	-	58,975

Total common/collective trusts	-	939,201	-	939,201

Total investments at fair value	$1,513,958	$1,095,875	$-	$2,609,833

	Master Trust Fair Value Measurements
	at December 31, 2011
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$882,798	$-	$-	$882,798

Money market fund	65,994	-	-	65,994

Mutual funds:
Domestic stock funds	496,859	-	-	496,859
Balanced funds	386,446	-	-	386,446
Bond funds	121,217	-	-	121,217
Other	12,563	-	-	12,563

Total mutual funds	1,017,085	-	-	1,017,085

Stable value fund	-	128,559	-	128,559

Common/collective trust —
International equity commingled pool	-	71,740	-	71,740

Total investments at fair value	$1,965,877	$200,299	$-	$2,166,176

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Money Market and Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable Value Fund — The fair values of participation units in the stable value fund, which is a collective trust, are based upon the net asset values (NAV) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 8).

Common Collective Trusts — The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 9).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

The average yields of the Fund for the years ended December 31, were as follows:

	2012	2011

Based on annualized earnings (1)	2.36%	2.69%
Based on interest rate credited to participants (2)	2.45%	2.97%

(1)      Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)      Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

9.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments held with a reported NAV by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2012
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$156,674	$711	$-	Daily	(1)	(1)
Pyramis Select
International Equity
Commingled Pool
Fund (2)	85,591	64	-	Daily	(2)	None
T. Rowe Price Retirement
Active Trusts (3)	498,483	1,739	-	Daily	None	None
T. Rowe Price U.S. Small-Cap
Core Equity Trust (4)	170,222	145	-	Daily	None	None
T. Rowe Price U.S. Treasury	.
Money Market Trust (5)	65,192	-	-	Daily	None	None
T. Rowe Price Equity
Income Trust (6)	60,738	127	-	Daily	None	None
T. Rowe Price Growth
Stock Trust (7)	58,975	135	-	Daily	None	None

Total	$1,095,875	$2,921	$-

	At December 31, 2011
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$128,559	$673	$-	Daily	(1)	(1)
Pyramis Select
International Equity
Commingled Pool
Fund (2)	71,740	45	-	Daily	(2)	None

Total	$200,299	$718	$-

(1)          The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)          The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

(3)          The trusts’ strategies seek increasingly conservative investment over time through investment in a diversified portfolio of underlying trusts that represent various asset classes and sectors, with approximately 40% of its assets invested in equity-based underlying trusts and approximately 60% invested in fixed income-based underlying trusts.

(4)          The trust strategies seek to provide long-term capital growth by investing primarily in the stocks of small companies.

(5)          The trust strategies seek to maximize safety of capital; liquidity; and, consistent with these objectives, the highest available current income by investing in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

(6)          The trust strategies seek to provide dividend income and long-term growth of capital through investments in the common stocks of established companies.

(7)          The trust strategies seek to provide long-term capital growth and, secondarily, increase dividend income by investing primarily in common stocks of a diversified group of growth companies.

10.            SUBSEQUENT EVENTS

Effective May 1, 2013, the Plan will no longer accept new participants or allow employer or employee contributions and, on May 31, 2013, the Plan was merged into the Sempra Energy Savings Plan. As a result, on June 3, 2013, $2,412,357, the fair value of the participants’ account balances on the merger date, was transferred into the Sempra Energy Savings Plan from the Plan.

* * * * * *

SUPPLEMENTAL SCHEDULE

MESQUITE POWER LLC SAVINGS PLAN

Employer ID No: 33-0893236

Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

(c)
Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest, and	(d)	Current
(a)	Lessor, or Similar Party	Collateral	Cost	Value

*	Participant loans	Interest rates of 4.25%; maturities from November 2014 through January 2025	**	$233,419

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

Mobile Gas Service
Corporation Employee
Savings Plan

Financial Statements as of December 31, 2012 and 2011, and for the Year Ended December 31, 2012, Supplemental Schedule as of December 31, 2012, and Report of Independent Registered Public Accounting Firm

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

NOTE:            Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Mobile Gas Service Corporation Employee Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Mobile Gas Service Corporation Employee Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 28, 2013

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

INVESTMENT — Investment in Sempra Energy Savings
Master Trust, at fair value	$20,157,831	$17,685,602

RECEIVABLES:
Notes receivable from participants	955,652	958,441
Participant contributions	38,966	35,578
Dividends	22,684	14,437
Employer contributions	10,981	10,725

Total receivables	1,028,283	1,019,181

NET ASSETS AVAILABLE FOR BENEFITS	$21,186,114	$18,704,783

See notes to financial statements.

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Net investment income — Plan interest in Sempra Energy
Savings Master Trust investment income	$2,244,873

Contributions:
Employer	270,402
Participant	658,304

Total contributions	928,706

Interest income on notes receivable from participants	42,092

Total additions	3,215,671

DEDUCTIONS:
Distributions to participants or their beneficiaries	733,940
Administrative expenses	17,192

Total deductions	751,132

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	2,464,539

PLAN TRANSFERS — Transfer from plan of related entity	16,792

INCREASE IN NET ASSETS	2,481,331

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	18,704,783

End of year	$21,186,114

See notes to financial statements.

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mobile Gas Service Corporation Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Mobile Gas Service Corporation (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in the common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 3, 2011, the Mobile Gas Service Corporation Bargaining Unit Employee Savings Plan (Merged Plan) was merged into the Plan. Any employer nonelective matching contributions and discretionary incentive contributions in a participant’s balance in the Merged Plan not fully vested at the date of merger will vest in the Plan as noted below under “Vesting”.

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis. The Internal Revenue Code (IRC) limited total individual pretax contributions to $17,000 for 2012. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2012. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay, which automatically increases each May 1st by 1% up to a maximum of 6%. The default investment vehicle for these deferrals in 2012 is the T. Rowe Price Retirement Active Trust option with the age-appropriate asset allocation of stocks and bonds based on the assumption that the employee will retire at age 65.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan of 100% of the participant’s contributions, up to 1% of eligible pay, plus 50% of the participant’s contributions from 1% to 6% of eligible pay, each pay period. Prior to September 1, 2012, the Company’s matching contributions were invested in Sempra Energy common stock. As of September 1, 2012, the Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election. Prior to May 22, 2012, employer contributions were funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust (ESOP). The ESOP was terminated June 30, 2012.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution of up to 1% of the employee’s eligible pay. No incentive contribution was made for 2012 except to an employee transferred into the Plan from the savings plans of Sempra Energy and its related companies. For 2012, for the transferred employee, the Company made an incentive contribution of 0.67% of eligible compensation earned while at the previous company. The incentive contribution was made on March 18, 2013, to the transferred employee employed on December 31, 2012. The contribution was made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. The total discretionary incentive contribution for the year ended December 31, 2012, was $242. This amount is reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2012.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times except for any employer nonelective matching contributions and discretionary incentive contributions in a participant’s balance from the Merged Plan not fully vested at the date of merger. These contributions in the participants’ accounts that are not fully vested will vest according to the schedule of the Merged Plan in the table below.

Years of	Percent
Service	Vested

1	20%
2	40
3	60
4	80
5	100

Forfeited Accounts — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s balance from the Merged Plan, defined above, represents a forfeiture. The plan document permits the use of forfeitures to either reduce future employer contributions or pay plan administrative expenses for the plan year. However, if a participant is re-employed and fulfills certain requirements, as defined in the plan document, the participant’s account will be reinstated. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $28,446 and $28,329, respectively. During 2012, employer contributions were not reduced by the forfeited nonvested account.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink Plus (which replaced TradeLink effective January 1, 2012). The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account within their Tradelink Plus account. Prior to January 1, 2012, the Plan allowed participants to invest a maximum of 50% of the entire value of their Plan accounts, excluding Employer matching contributions, within their TradeLink account. The TradeLink Plus accounts, as did the TradeLink accounts, allow participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Effective July 1, 2012, Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2012 and 2011, the Plan held, through the Master Trust, 37,803 and 33,078 shares of common stock of Sempra Energy, the parent company of the sponsoring employer, and recorded related dividend income of $87,348 during the year ended December 31, 2012.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2012 or 2011.

Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Effective January 1, 2012, each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.

Adoption of New Accounting Pronouncements — The accounting standard described below that was adopted in 2012 affected certain note disclosures.

Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs) (ASU No. 2011-04): ASU No. 2011-04 amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, and provides changes in the wording used to describe the requirements for measuring fair value and disclosing information about fair value measurement. ASU No. 2011-04 results in common fair value measurement and disclosure requirements under both GAAP and IFRSs. ASU No. 2011-04 expands fair value measurement disclosures for Level 3 instruments to require quantitative information about the unobservable inputs, a description of the valuation process and a qualitative discussion about the sensitivity of the fair value measurements. ASU No. 2011-04 was effective for the Plan in 2012, and its adoption did not have a material effect on the Plan’s financial statements or disclosures.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued, and no events have occurred that require consideration as adjustments to or disclosures in the financial statements.

3.                    TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated September 16, 2011, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In 2011, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of administrative errors involving certain Plan participants’ loans. T. Rowe Price has disclosed these administrative errors to the IRS through a group Voluntary Compliance Program (VCP) submission under the IRS’ Employee Plans Compliance Resolution System correction program and is waiting to receive IRS approval regarding the proposed correction. The Company has reviewed these matters and elected to participate in the group filing. The Company also elected to immediately make the necessary corrections to affected participant loans and does not expect the matter to affect the Plan’s tax status. This item had no material impact on the Plan’s net assets available for benefits.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Participants may have one loan outstanding. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of both December 31, 2012 and 2011, interest rates on loans ranged from 4.25% to 9.25%, and as of December 31, 2012, the loans had maturity dates through May 2025. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the statements of net assets available for benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. As of both December 31, 2012 and 2011, the Plan had less than a 1% interest in the investments of the Master Trust.

The investments of the Master Trust at December 31, 2012 and 2011, are summarized as follows:

	2012	2011

At fair value:
Sempra Energy common stock	$1,099,421	$882,798
Money market fund	-	65,994
Mutual funds:
Domestic stock funds	252,322	496,859
Balanced funds	-	386,446
Bond funds	138,534	121,217
Other	23,681	12,563
At estimated fair value:
Stable value fund	156,674	128,559
Common/collective trusts	939,201	71,740

Master Trust investments	$2,609,833	$2,166,176

Plan’s interest in the Master Trust	$20,158	$17,686

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2012, are as follows:

Net appreciation of investments at fair value:
Sempra Energy common stock	$ 254,534
Mutual funds:
Domestic stock funds	38,666
Balanced funds	8,308
Bond funds	1,904
Other	1,280
Net appreciation (depreciation) of investments at estimated fair value:
Stable value fund	(45)
Common collective trusts	108,535

Net appreciation of investments	$ 413,182

Dividend income	$ 48,282

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2012 and 2011:

	2012		2011

T. Rowe Price U.S. Treasury Money Market Trust ***	$4,210		$ -	**
Sempra Energy Common Stock ***	2,682		1,819
Retirement 2025 Active Trust ***	2,080		-	**
Retirement 2030 Active Trust ***	1,878		-	**
Retirement 2015 Active Trust ***	1,876		-	**
Retirement 2020 Active Trust ***	1,742		-	**
T. Rowe Price Stable Value Fund N ***	1,394		-	**
Summit Cash Reserve Fund ***	-	*	4,575
Retirement 2025 Fund ***	-	*	1,844
Retirement 2015 Fund ***	-	*	1,691
Retirement 2030 Fund ***	-	*	1,464
Retirement 2020 Fund ***	-	*	1,333
T. Rowe Price Stable Value Fund B ***	-	*	1,152

*                This investment does not represent 5% or more of the Plan’s assets at December 31, 2012, but is shown for comparative purposes.

**        This investment does not represent 5% or more of the Plan’s assets at December 31, 2011, but is shown for comparative purposes.

*** Parties-in-interest.

6.                    NONPARTICIPANT DIRECTED INVESTMENTS

Prior to September 1, 2012, the Company’s nonelective matching contributions to the Plan were invested solely in Sempra Energy common stock. These contributions were classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. Effective September 1, 2012, the investment of nonelective matching contributions follows participant direction. The investment of Employer discretionary incentive contributions also follows participant direction. Information about the Sempra Energy common stock investments held by the Plan through the Master Trust, and the significant components of the changes therein, are as follows as of and for the eight-month period ended August 31, 2012:

Nonparticipant directed investments — Sempra Energy common stock in the Master Trust as of December 31, 2011	$ 1,700,197

Changes in assets:
Contributions	184,012
Net appreciation	355,720
Dividend income	38,988
Transfers from plans of related entities	4,052
Distributions to participants or their beneficiaries	(17,070)
Net loan activity	18,813
Transfers to participant directed investments	(30,311)

Total change in assets	554,204

Nonparticipant directed investments — Sempra Energy common stock in the Master Trust as of August 31, 2012	$ 2,254,401

7.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                 Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                 Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                 Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2012 and 2011, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2012
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$1,099,421	$-	$-	$1,099,421

Mutual funds:
Domestic stock funds	252,322	-	-	252,322
Bond funds	138,534	-	-	138,534
Other	23,681	-	-	23,681

Total mutual funds	414,537	-	-	414,537

Stable value fund	-	156,674	-	156,674

Common/collective trusts:
Retirement active	-	498,483	-	498,483
Domestic small-cap core equity	-	170,222	-	170,222
International equity commingled pool	-	85,591	-	85,591
Domestic treasury money market	-	65,192	-	65,192
Equity income	-	60,738	-	60,738
Growth stock	-	58,975	-	58,975

Total common/collective trusts	-	939,201	-	939,201

Total investments at fair value	$1,513,958	$1,095,875	$-	$2,609,833

	Master Trust Fair Value Measurements
	at December 31, 2011
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$882,798	$-	$-	$882,798

Money market fund	65,994	-	-	65,994

Mutual funds:
Domestic stock funds	496,859	-	-	496,859
Balanced funds	386,446	-	-	386,446
Bond funds	121,217	-	-	121,217
Other	12,563	-	-	12,563

Total mutual funds	1,017,085	-	-	1,017,085

Stable value fund	-	128,559	-	128,559

Common/collective trust — international equity commingled pool	-	71,740	-	71,740

Total investments at fair value	$1,965,877	$200,299	$-	$2,166,176

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Money Market and Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable Value Fund — The fair values of participation units in the stable value fund, which is a collective trust, are based upon the net asset values (NAVs) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 8).

Common Collective Trusts — The fair values of participation units held in collective trusts, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 9).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay Plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

The average yields of the Fund for the years ended December 31, were as follows:

	2012	2011

Based on annualized earnings (1)	2.36%	2.69%
Based on interest rate credited to participants (2)	2.45%	2.97%

(1)      Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)      Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

9.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments with a reported NAV held by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2012
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$156,674	$1,394	$-	Daily	(1)	(1)
Pyramis Select
International Equity
Commingled Pool
Fund (2)	85,591	158	-	Daily	(2)	None
T. Rowe Price Retirement
Active Trusts (3)	498,483	9,637	-	Daily	None	None
T. Rowe Price U.S. Small-Cap
Core Equity Trust (4)	170,222	226	-	Daily	None	None
T. Rowe Price U.S. Treasury
Money Market Trust (5)	65,192	4,210	-	Daily	None	None
T. Rowe Price Equity
Income Trust (6)	60,738	422	-	Daily	None	None
T. Rowe Price Growth
Stock Trust (7)	58,975	534	-	Daily	None	None

Total	$1,095,875	$16,581	$-

	At December 31, 2011
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$128,559	$1,152	$-	Daily	(1)	(1)
Pyramis Select International
Equity Commingled Pool
Fund (2)	71,740	109		Daily	(2)	None

Total	$200,299	$1,261	$-

(1)          The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)          The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

(3)          The trusts’ strategies seek increasingly conservative investment over time through investment in a diversified portfolio of underlying trusts that represent various asset classes and sectors, with approximately 40% of its assets invested in equity-based underlying trusts and approximately 60% invested in fixed income-based underlying trusts.

(4)          The trust strategies seek to provide long-term capital growth by investing primarily in the stocks of small companies.

(5)          The trust strategies seek to maximize safety of capital; liquidity; and, consistent with these objectives, the highest available current income by investing in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

(6)          The trust strategies seek to provide dividend income and long-term growth of capital through investments in the common stocks of established companies.

(7)          The trust strategies seek to provide long-term capital growth and, secondarily, increase dividend income by investing primarily in common stocks of a diversified group of growth companies.

* * * * * *

SUPPLEMENTAL SCHEDULE

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

Employer ID No: 63-1042930

Plan Number: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%;
maturities from January 2013
		through May 2025	**	$955,652

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY SAVINGS PLAN (Full title of the Plan)

Date: June 28, 2013	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President - HR, Diversity & Inclusion, Sempra Energy

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN (Full title of the Plan)

Date: June 28, 2013	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President - HR, Diversity & Inclusion, Sempra Energy

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN (Full title of the Plan)

Date: June 28, 2013	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President - HR, Diversity & Inclusion, Sempra Energy

MESQUITE POWER LLC SAVINGS PLAN (Full title of the Plan)

Date: June 28, 2013	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President - HR, Diversity & Inclusion, Sempra Energy

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN (Full title of the Plan)

Date: June 28, 2013	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President - HR, Diversity & Inclusion, Sempra Energy